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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*
                               (AMENDMENT NO. 14)

                                  NORTEK, INC.
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
                 Special Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                    65655910
                                 (CUSIP NUMBER)

                                    COPY TO:

        Richard L. Bready                      Douglass N. Ellis, Jr., Esq.
        c/o Nortek, Inc.                       Ropes & Gray
        50 Kennedy Plaza                       One International Place
        Providence, RI 02903                   Boston, MA 02110
        (401) 751-1600                         (617) 951-7000
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                              and Communications)

                                 April 12, 2002
            (Dates of Events which Require Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13dD-1(f) or 13d-1(g), check the following box [ ]


     NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 9 Pages

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-------------------                                            -----------------
CUSPIP NO. 65655910               SCHEDULE 13D                 Page 2 of 9 Pages
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1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Richard L. Bready
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS

     SC, BK, OO (SEE ITEM 3)
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                       [ ]
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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                 7.    SOLE VOTING POWER

                       408,150 - Common Stock
                       1,588,697- Special Common Stock
                 ---------------------------------------------------------------
                 8.    SHARED VOTING POWER
NUMBER OF
SHARES                 236,800 - Common Stock
BENEFICIALLY           46,263 - Special Common Stock
OWNED BY         ---------------------------------------------------------------
 EACH            9.    SOLE DISPOSITIVE POWER
REPORTING
PERSON                 408,150 - Common Stock
 WITH                  1,588,697- Special Common Stock
                 ---------------------------------------------------------------
                 10.   SHARED DISPOSITIVE POWER

                       236,800 - Common Stock
                       46,263 - Special Common Stock
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     408,150 - Common Stock
     1,588,697- Special Common Stock
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [X]
     The amount set forth in Row (11) excludes 236,800 shares of Common
     Stock and 46,263 shares of Special Common Stock held in various benefit plans of the Issuer for which the Reporting Person disclaims beneficial ownership.
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.2% of Common Stock, including Special Common Stock
     91.4% of Special Common Stock
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14.  TYPE OF REPORTING PERSON

     IN
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                                Page 2 of 9 Pages
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ITEM 1. SECURITY ISSUER.

     The class of equity securities to which this Statement on Schedule 13D (the "Statement") relates is the Common Stock, par value $1.00 per share (the "Common Stock"), and the Special Common Stock, par value $1.00 per share (the "Special Common Stock"), each of Nortek, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 50 Kennedy Plaza, Providence, Rhode Island 02903.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) The person filing this statement is Richard L. Bready (hereinafter referred to as "Bready" or the "Reporting Person").

     (b) The business address of the Reporting Person is Nortek, Inc., 50 Kennedy Plaza, Providence, Rhode Island 02903.

     (c) The present principal employment of the Reporting Person is as Chairman and Chief Executive Officer of the Issuer.

     (d) The Reporting Person has not been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors, in the last five years.

     (e) The Reporting Person has not been a party, in the last five years, to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The amount and anticipated sources of funds necessary to consummate the Transaction (as defined in Item 4 below) are described in the letter to the Special Committee of the Board of Directors of the Issuer dated April 12, 2002 (the "Proposal Letter"), a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION.

     In the Proposal Letter, Kelso offers to acquire all of the outstanding shares of capital stock of the Issuer for $40 per share (the "Transaction"). A copy of the Proposal Letter is attached hereto as Exhibit 1 and is incorporated herein by reference. The Reporting Person has


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reached an understanding with Kelso to work together towards the consummation of the Transaction.

     The Proposal Letter is non-binding and neither the Issuer nor Kelso will have any obligation to the other party until a definitive merger agreement is executed. There can be no assurance that the Transaction will be pursued by the Issuer or that the Transaction, if pursued, will be consummated. The Special Committee of the Board of Directors of the Issuer has made no determination as to whether or not the Issuer will or should be sold, merged or otherwise engage in any similar transaction.

     If the Transaction as proposed is consummated, the Reporting Person expects the Issuer to (i) seek to have the shares of Common Stock and Special Common Stock ceased to be listed on the New York Stock Exchange and (ii) have the shares of Common Stock and Special Common Stock deregistered under the Securities Exchange Act of 1934, as amended.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a-b) As of the close of business on April 12, 2002, the Reporting Person directly owned (x) 1,588,697 shares of Special Common Stock, including 1,215,515 such shares that the Reporting Person has a right to acquire pursuant to certain vested employee stock options, and (y) 408,150 shares of Common Stock, including 150,000 such shares that the Reporting Person has a right to acquire pursuant to certain vested employee stock options. These shares represent 16.2% of all outstanding shares, if the shares of Common Stock and Special Common Stock are taken as a group, and 91.4% of the shares of Special Common Stock. The Reporting Person has both sole voting and dispositive power with respect to these shares.

     Various defined benefit pension plans of the Issuer and certain of its subsidiaries held 236,800 shares of Common Stock and 46,263 shares of Special Common Stock as of April 12, 2002. Under the provisions of the trust agreement governing these benefit pension plans, authorized representatives of the Issuer may instruct the trustee of such plans regarding the acquisition and disposition of plan assets and the voting of securities held by the trust relating to such pension plans. While the Reporting Person is one of these authorized representatives, the Reporting Person disclaims beneficial ownership of the shares held by these benefit pension plans.

     (c) Not Applicable

     (d) Not Applicable

     (e) Not Applicable

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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        SECURITIES OF THE ISSUER.

     As indicated in Item 4 above, the Reporting Person has reached an understanding with Kelso to work together towards the consummation of the Transaction. Except for such understanding, the Reporting Person presently has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any shares of Common Stock or Special Common Stock, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     1. Letter to Nortek, Inc. from Kelso & Company, L.P. and certain of its affiliates dated April 12, 2002.


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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2002


                                                  Richard L. Bready

                                                  /s/ Richard L. Bready






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                                                                       EXHIBIT 1

                                 April 12, 2002
Nortek, Inc.
50 Kennedy Plaza
Providence, RI 02903
Attention: Special Committee

Dear Sirs:

     Kelso & Company, L.P. and certain of its affiliates (collectively, "Kelso") are pleased to submit an offer to acquire all of the outstanding stock of Nortek, Inc. ("Nortek" or the "Company") for $40.00 per share (the "Transaction"). The consideration will be all cash, except to the extent that certain members of management will retain an equity interest in the Company, as described below. We believe that this offer represents a full and fair price and will be attractive to all Nortek stockholders. Moreover, this offer represents a 44% premium over the average closing price of Nortek's common stock over the past 12 months and approximates its highest trading price over the past five years prior to the announcement of our interest.

     The Transaction would be structured as a merger of a subsidiary of a new holding company formed by Kelso with and into the Company so that, following the Transaction, the Company would be a wholly owned subsidiary of such holding company. Moreover, with Kelso's equity commitment and debt financing described below, our proposal would be a fully financed offer.

     Our offer is premised upon the information contained in publicly available documents, information made available to Kelso by the Company, as well as meetings and conversations between Kelso and Nortek management. In particular, our proposal is premised on there being no changes from the Company's capitalization as of March 19, 2002, at which time we understood there to be outstanding 10,465,895 shares of the Company's common stock, 523,116 shares of the Company's special common stock and options to purchase 2,100,226 shares of the Company's common stock and special common stock. This offer is subject to the execution of a mutually satisfactory merger agreement as described below.

     I. FINANCING. The cash portion of the equity purchase price of the Transaction and the fees, expenses and other payments in connection with the Transaction will be funded through a combination of approximately $310 million provided by Kelso and a portion of the cash on hand at the Company. We expect the debt financing necessary to consummate the Transaction to be provided by UBS Warburg LLC, including a senior secured credit facility of up to $185 million and a senior / senior subordinated unsecured bridge loan facility of up to $955 million. We will provide to you separately copies of commitment letters in respect of such financing and a copy of a commitment letter from Kelso with respect to the cash portion of the required equity


                                Page 7 of 9 Pages
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financing. We are prepared to execute these commitment letters at the same time we execute a definitive merger agreement with respect to the Transaction.

     Prior to the consummation of the Transaction, we intend to seek the confirmation of the holders of the Company's publicly traded debt securities (the "Notes") that the Company will not be required to purchase their Notes by reason of the consummation of the Transaction. We are prepared to discuss with the Special Committee of the Board and its advisors how our financing arrangements work in the context of the Notes. You can be assured, in all circumstances, that our financing arrangements would provide all necessary funding in connection with the Transaction.

     Kelso has a long and successful track record as a sponsor of private equity transactions, including investments in the building products industry. Notably, in 1988 Kelso completed a $3.3 billion acquisition of American Standard, which we fully exited in 1998. Since 1980, Kelso has consummated investments in 69 companies. During that time, we have never failed, due to the lack of financing, to complete a transaction after a definitive acquisition agreement had been signed.

     II. MANAGEMENT PARTICIPATION. As you are aware, management's participation is a crucial element of any Kelso investment. We have had extensive discussions with Richard L. Bready and have reached an understanding with Mr. Bready to work together towards consummation of the Transaction. As our partners, we anticipate that the Nortek management team will roll-over a substantial portion of their existing equity, as well as participate in a customary stock option program going forward.

     III. DUE DILIGENCE. We believe that we have completed substantially all of our due diligence investigation of the Company and do not expect any significant issues to arise.

     IV. MERGER AGREEMENT. Kelso intends to structure the proposed Transaction as a merger that would be treated as a purchase for accounting purposes. We have prepared a draft merger agreement and anticipate delivery thereof to you within the next several days. The merger agreement will contain customary representations, warranties, covenants and conditions, including that the consummation of the transaction would be subject to obtaining regulatory and shareholder approval and having in place the financing arrangements described herein.

Kelso's ability to provide certainty of closure is key to our ongoing business. We believe that we can close this transaction in approximately eight to twelve weeks following the execution of a definitive merger agreement. This timetable assumes the prompt preparation of a proxy statement and related materials, one month of review at the SEC and one month to provide notice and convene a shareholder meeting. We understand that there are no significant regulatory approvals required (other than Hart-Scott-Rodino, as to which we do not anticipate any difficulties).

                                   * * * * * *

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     You should understand that this proposal is submitted based on the understanding that, until a definitive merger agreement is executed by Kelso and the Company, Kelso will have no obligations to the Company and the Company will have no obligations to Kelso.

     We have received the unanimous consent of Kelso's investment committee to proceed with this offer for Nortek, and to enter into a mutually satisfactory definitive merger agreement consistent with this offer. We are mindful of your fiduciary duties and recognize that you must respond to any inquiries and proposals that you receive from third parties in a manner that you believe to be in the best interest of your stockholders. Please be aware, however, that if you actively solicit other bids prior to discussing doing so with us, we reserve the right to withdraw our proposal.

     As stated above, we believe that this offer represents a full and fair price and will be attractive to all Nortek stockholders. Accordingly, we trust that you will expeditiously evaluate this offer. We would be happy to meet with you and your representatives to provide any additional information about our offer that you require.

     Please feel free to call Michael Goldberg or me at (212) 751-3939 with any questions you may have. We look forward to the opportunity to work together.


                                                     Sincerely,

                                                     /s/ Philip E. Berney
                                                     ---------------------------
                                                     Philip E. Berney
                                                     Managing Director


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